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                                                                    Exhibit 16.1



April 15, 2005

Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Sirs and Madams:

We have read Item 4.01 of the Current Report on Form 8-K, dated April 15, 2005, of Cray Inc. and have the following comments:

1. We agree with the statements made in each of the first four paragraphs and in the sixth paragraph.

2. We agree with the statements made in subparagraph 1. of the fifth paragraph and agree that the information in subparagraph 2. of the fifth paragraph was derived from Cray Inc.'s Annual Report on Form 10-K for the year ended December 31, 2004, but have no basis on which to agree or disagree with the remediation plans described therein.

3. We have no basis on which to agree or disagree with the statement made in the seventh paragraph.


Yours truly,


Deloitte & Touche LLP
Seattle, Washington